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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CKE RESTAURANTS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                    12561E105
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [ ]  Rule 13d-1(b)
                      [X]  Rule 13d-1(c)
                      [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

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CUSIP NO. 12561E105                                           PAGE 2 OF 8 PAGES
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================================================================================
1         NAME OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 William P. Foley, II
                 ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                       5      SOLE VOTING POWER

      NUMBER OF                 3,418,485 (1)
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       6      SHARED VOTING POWER
      OWNED BY
        EACH                    2,625,728
      REPORTING        ---------------------------------------------------------
       PERSON          7      SOLE DISPOSITIVE POWER
        WITH
                                3,418,485 (1)
                       ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                                2,625,728
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,044,213
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 10.0% (2)
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON   (See Instructions)

                 IN
================================================================================

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CUSIP NO. 12561E105                                           PAGE 3 OF 8 PAGES
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        (1) Includes options to purchase 2,026,638 shares of CKE Restaurants,
Inc. ("CKE" or the "Company") Common Stock exercisable on March 1, 2002 or which become exercisable within 60 days of March 1, 2002. Such 2,026,638 amount is the sum of (a) the options to purchase 762,500 shares of Santa Barbara Restaurant Group, Inc. ("SBRG") Common Stock held by Mr. Foley as of the effective time of the merger of CKE and SBRG multiplied by the exchange ratio of 0.491 plus (b) the options to purchase 1,652,251 shares of CKE Common Stock held by Mr. Foley as of the effective time of the merger and exercisable on March 1, 2002 or exercisable within 60 days of March 1, 2002.

        (2) Based on 60,503,673 shares of Common Stock outstanding, which is the sum of (a) the shares of CKE Common Stock outstanding as of January 25, 2002, plus (b) the shares of SBRG Common Stock outstanding as of January 18, 2002 multiplied by the exchange ratio of 0.491, plus (c) the options to purchase 762,500 shares of SBRG Common Stock multiplied by the exchange ratio of 0.491, plus (d) the options to purchase 1,652,251 shares of CKE Common Stock currently exercisable or exercisable within 60 days of March 1, 2002 held by Mr. Foley; each outstanding share amount as reported in the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on January 29, 2002.




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CUSIP NO. 12561E105                                           PAGE 4 OF 8 PAGES
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ITEM 1.

          (a)  Name of Issuer:  CKE Restaurants, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                      3916 State Street, Suite 300
                      Santa Barbara, California  93105
ITEM 2.

        (a)    Name of Person Filing:  William P. Foley, II

        (b)    Address of Principal Business Office:

                      4050 Calle Real, Suite 200
                      Santa Barbara, California  93110

        (c)    Citizenship:  United States of America.

        (d)    Title of Class of Securities:  Common Stock, $0.01 par value

        (e)    CUSIP Number:  12561E105

ITEM 3.

        If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        (a)    [ ] Broker or dealer registered under Section 15 of the Act;


        (b)    [ ] Bank as defined in Section 3(a)(6) of the Act;

        (c)    [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

        (d)    [ ] Investment Company registered under Section 8 of the
                   Investment Company Act;

        (e)    [ ] Investment Advisor registered under Section 203 of the
                   Investment Advisors Act of 1940;

        (f)    [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

        (g)    [ ] Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G) (Note, See Item 7);

        (h)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4. OWNERSHIP.

        (a) Amount beneficially owned: 4,017,575 shares of Common Stock plus options to purchase 2,026,638 shares of Common Stock.

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CUSIP NO. 12561E105                                           PAGE 5 OF 8 PAGES
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        (b)     Percent of Class: 10.0% (based on 60,503,673 shares of Common
                Stock outstanding, which is the sum of (a) the shares of CKE Common Stock outstanding as of January 25, 2002, plus (b) the shares of SBRG Common Stock outstanding as of January 18, 2002 multiplied by the exchange ratio of 0.491, plus (c) the options to purchase 762,500 shares of SBRG Common Stock multiplied by the exchange ratio of 0.491, plus (d) the options to purchase 1,652,251 shares of CKE Common Stock currently exercisable or exercisable within 60 days of March 1, 2002 held by Mr. Foley; each outstanding share amount as reported in the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on January 29, 2002).

        (c)     Number of shares as to such person has:

                (i)    sole power to vote or to direct the vote of:
                             3,418,485

                (ii)   shared power to vote or to direct the vote of:
                             2,625,728

                (iii)  sole power to dispose or to direct the disposition of:
                             3,418,485

                (iv)   shared power to dispose or to direct the disposition of:
                             2,625,728

ITEM 5. OWNERSHIP OF 5% OR LESS OF CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON.

          478,705 of the shares reported are owned by Folco Development Corporation, a corporation whose sole stockholders are Carol Johnson Foley and William P. Foley, II.

        A group (the "Cannae Group") comprised of Cannae Limited Partnership, a Nevada Limited Partnership ("Cannae"), Folco Development Corporation, a Nevada corporation ("Folco"), Daniel V., Inc., a Nevada Corporation ("Daniel"), and The Daniel D. Lane Revocable Trust (the "Lane Trust") own in the aggregate 2,147,023 shares of CKE Common Stock. Information concerning the Cannae Group and certain individuals and entities who are limited partners of Cannae and who have identified themselves as members of the Cannae Group is contained in the
Schedule 13D with respect to shares of CKE Common Stock beneficially owned by the Cannae Group (the "Cannae Group 13D"). Certain individuals who are members of or otherwise associated with the Cannae Group are directors, officers or employees of CKE. In particular, (1) William P. Foley, II ("Mr. Foley"), the Chairman of the Board of CKE, is (i) the President of Bognor Regis, Inc., a Nevada corporation and the sole general partner of Cannae, (ii) the President of Folco, which is a limited partner of Cannae and which in addition owns directly 478,705 shares of CKE Common Stock and (iii) together with his wife, the trustor of a trust which is the sole shareholder of


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CUSIP NO. 12561E105                                           PAGE 6 OF 8 PAGES
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Folco; and (2) Daniel D. (Ron) Lane ("Mr. Lane"), a director of CKE, is the
President and sole stockholder of Daniel and the trustee of the Lane Trust are limited partners of Cannae, each of which and including shares held directly by Mr. Lane, own an aggregate of 2,985,870 shares of CKE Common Stock.

        With respect to those directors of the Company who are members of or otherwise associated with the Cannae Group, reference is made to the Cannae Group 13D for information regarding the purposes, plans and proposals of such persons in their capacity as members of the Cannae Group, and not in their capacity as directors of the Company, regarding the Company and its securities.

        Except as described herein or in the Cannae Group 13D, neither Mr. Foley nor any other person referred to in Exhibit 99.1, attached to this Schedule 13G and incorporated by reference, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CKE, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


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CUSIP NO. 12561E105                                           PAGE 7 OF 8 PAGES
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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Exhibit 99.1, attached hereto and incorporated by reference, sets forth the identity of each member of the Cannae Group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10. CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 12561E105                                           PAGE 8 OF 8 PAGES
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 27, 2002                             /s/ William P. Foley, II
                                                   -----------------------------
                                                   William P. Foley, II


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                                 EXHIBIT INDEX



Exhibit                    Description
-------                    -----------
99.1               Members of the Cannae Group